UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-08931
CUSIP NUMBER 229669106

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cubic Corporation
Full Name of Registrant

N/A
Former Name if Applicable

9333 Balboa Avenue
Address of Principal Executive Office (Street and Number)

San Diego, California 92123
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cubic Corporation (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2014 within the prescribed time period without unreasonable effort or expense.  An issue was raised late in the review process of the Company’s financial statements for the quarter ended December 31, 2014, and diligence is being undertaken to determine what, if any, impact the issue may have on the Company’s historical financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	James R. Edwards		(858) 505-2226
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the results of its operations for the quarter ended December 31, 2014, as compared to the quarter ended December 31, 2013, will reflect approximately a 7% increase in net sales primarily from an increase in sales in its defense systems (CDS) segment, and an increase in operating income of approximately 40% due to higher operating income in its transportation systems (CTS) segment. As a result of this and other factors, net income is expected to be approximately 50% higher in the quarter ended December 31, 2014 than in the quarter ended December 31, 2013.  Our actual results may differ from these anticipated results based on our diligence and closing procedures for the quarter ended December 31, 2014.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including statements related to the  Company’s timing of filing its Quarterly Report on Form 10-Q and potential impact on the Company’s historical financial statements.  These forward-looking statements are based upon the Company’s current expectations.  Actual results or outcomes may differ materially from those expressed in any forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties, and other risks detailed in the Company’s filings with the SEC, and investors should not place undue reliance on any forward-looking statements.  In addition, any forward-looking statement speaks only as of the date on which it is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law.

Cubic Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

CUBIC CORPORATION

Date:	February 9, 2015	By:	/s/ James R. Edwards
James R. Edwards
Senior Vice President, General Counsel & Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).